FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 1999

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Reports Second Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX REPORTS SECOND QUARTER RESULTS

Vancouver, CANADA, December 16, 1999 - Micrologix Biotech Inc. today reported a net loss of $3,869,464 or $0.17 per common share for the six months ended October 31, 1999, compared to a net loss of $3,119,239 or $0.14 per common share for six months ended October 31, 1998.

The increase in net loss was due primarily to the commitment of resources to research and development programs; in particular, the costs associated with the initiation of a Phase II clinical trial for the prevention of catheter-related bloodstream infections and preclinical studies for the Company's acne treatment and an undisclosed third indication. Micrologix plans to initiate Phase I clinical trials for acne and the undisclosed indication in the first quarter and first half of calendar 2000, respectively. Research and development expenses were $3,060,002, an increase of 23%. General and corporate costs increased 13% to $1,117,347. Interest revenue was $307,885, a decrease of 12% compared with 1998 due principally to lower average cash balances.

At October 31, 1999 the Company's cash and marketable securities were $21,526,600 an increase of $10,975,673 from April 30, 1999. This increase is comprised of $14,290,591 proceeds ($13,583,088 net) from the recently completed special unit financing, $300,000 received from the exercise of stock options, $3,311,210 used to fund operating activities and $303,708 to fund capital expenditures. At October 31, 1999 there were 23,208,599 common shares and 7,692,500 special units outstanding. Subsequent to the end of the quarter 7,692,500 common shares and warrants for the purchase of an additional 3,846,250 common shares were issued pursuant to the exercise of the 7,692,500 special units.

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix has been granted fast track designation by the US Food and Drug Administration for MBI 226, the Company's antimicrobial drug product currently in Phase II clinical trials for the prevention of central venous catheter-related bloodstream infections. The Company also has drug development programs for the treatment of acne, eye infections and other serious diseases and plans to initiate two Phase I trials in the first half of 2000. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.